June 22, 2007

VIA ELECTRONIC TRANSMISSION

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Samsonite Corporation Revised Preliminary Information
Statement on Schedule 14C
(File No. 000-23214)

Dear Mr. Owings:

Set forth below are the responses of Samsonite Corporation, a Delaware corporation (the “Company”), to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 21, 2007 (the “Comment Letter”), in connection with the revised preliminary information statement referenced above.  Page references contained in this response are to the proposed revised information statement that is being delivered to the Commission with this response (the “Information Statement”).  Capitalized terms used but not defined in this response have the meanings specified in the Information Statement.  For convenience of reference, each of the Staff’s comments is reproduced below in bold under the Staff’s topic headings, followed in each case by the related Company response.  The Information Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Reasons for the Charter Amendments, page 6

1.                                      We note your response to comment 3 in our letter dated June 8, 2007. In your new disclosure in the last paragraph of this subsection on page 7, you state that inclusion of the United Kingdom provisions is not “technically” required. Please remove the term “technically” in this sentence and throughout your document where applicable. Instead, please disclose definitively whether or not the United Kingdom provisions are required in your certificate of incorporation.

Also, in the same paragraph on page 7, you state that the United Kingdom provisions are “for the most part” modeled on provisions that are automatically applicable under English law to companies incorporated in England and listed on the Official List of the United Kingdom Financial Services Authority and traded on the London Stock Exchange. Again, please remove the phrase “for the most part” in this sentence and throughout your document where applicable. Instead, please disclose definitively whether or not the United Kingdom provisions are modeled on provisions applicable to English companies. If not, please disclose the differences between your United Kingdom provisions and provisions applicable to English companies.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Information Statement to affirmatively state that inclusion of the U.K. Provisions is not required for the Company’s shares to be admitted to the Official List of the U.K. Financial Services Authority and to trading on the London Stock Exchange.

In addition, the Company has revised the disclosure on page 7 of the Information Statement to remove the phrase “for the most part.”  The Company has also added additional disclosure to indicate that, although the affirmative obligations that the Company has imposed on its stockholders are substantially similar to the affirmative obligations that would automatically apply under English law to the stockholders of an English company, the remedial provisions contained in the Company’s Restated Certificate of Incorporation differ from the remedial provisions that would automatically apply under English law to an English company.  In England, non-compliance with the English law equivalents of the U.K.  Provisions would result in a breach of the U.K. Companies Act, entitling the English company to obtain a court order restricting the rights of the defaulting stockholder.  The possible effects of such an order (subject to such discretion as the court may exercise) include that any subsequent transfer of the defaulting stockholder’s shares would be void, no voting rights would be exercisable in respect of such shares, and (except in a liquidation) the company would not be required to pay any dividends or other payments on such shares.  An English court could also grant an order requiring a forced sale of the shares of the defaulting stockholder.  However, since English statutory provisions are not applicable to the Company, under the Company’s Restated Certificate of Incorporation, the Company has provided that non-compliance with the U.K. Provisions would result, at the discretion of the Board, in loss of the voting rights of the non-complying stockholder.

Provision of Information to the Company, page 11

2.                                      We note your response to comment 6 in our letter dated June 8, 2007. You state in the last paragraph of your Disclosure of Beneficial Ownership subsection on page 11 that you will maintain a standard and customary stock watch and monitoring program to monitor the ownership of your stock and to enforce the provision of information and disclosure of beneficial ownership amendments. Please describe this “standard and customary” stock watch and monitoring program.

In response to the Staff’s comment, the Company has deleted the reference on page 12 of the Information Statement to a “standard and customary stock watch and monitoring program” and has included new disclosure identifying the specific actions that the Company intends to take to seek to enforce the provision of information and disclosure of beneficial ownership amendments.

Takeover Provisions, page 12

3.                                      We note your response to comment 9 in our letter dated June 8, 2007. You state on page 13 that you have negotiated with your major stockholders certain limited modifications of the mandatory offer provisions. Also, on page 14, you state that one of the reasons for including these provisions in your Restated Certificate of Incorporation was “because similar provisions have been included in the charter documents of certain non-U.K. companies.” Therefore, please discuss the effect that the modifications of the mandatory offer provisions will have on you in that your mandatory offer provisions will now be inconsistent with certain other non-United Kingdom companies.

The principal effect of the limited modifications made to the mandatory offer provisions, insofar as they relate to the Company’s three Major Stockholders, is to increase the threshold which the aggregate holdings of the Major Stockholders need to exceed before they become required to make a mandatory offer, in circumstances where two or more of the Major Stockholders are deemed to be “acting in concert” for the purposes of the U.K. Takeover Code.  As disclosed in the Information Statement, as a general rule, any person that beneficially owns shares of the Company’s capital stock representing between 30% and 50% of its voting power and that then acquires additional shares of its capital stock representing 1% or more of its voting power will be required to make a mandatory offer.  This requirement has been slightly modified in the case of the Major Stockholders, with the following effect:

(a)                                  if two out of three of the Major Stockholders are deemed to be “acting in concert” for the purposes of the U.K. Takeover Code, then the requirement to make a mandatory offer will be triggered only if the voting power of such two major stockholders increases by 2% or more of the Company’s voting power (rather than 1%); and

(b)                                 if all three of the Major Stockholders are deemed to be “acting in concert” for the purposes of the U.K. Takeover Code, then the requirement to make a mandatory offer will be triggered only if the voting power of such three Major Stockholders increases by 3% or more of the Company’s voting power (rather than 1%).

The Company does not believe that the modifications to the mandatory offer provisions in relation to the Major Stockholders described above are such as to render the mandatory offer provisions that it has incorporated in its Restated Certificate of Incorporation materially different to those adopted by other non-U.K. companies that have applied to have their shares admitted to the Official List of the U.K. Financial Services Authority and to trading on the London Stock Exchange.  In any event, the Company does not believe that, as at the date of adoption of the Restated Certificate of Incorporation, the Major Stockholders would be deemed to be “acting in concert” for the purposes of the U.K. Takeover Code because certain existing arrangements and agreements between the Company and the three Major Stockholders (that would have otherwise resulted in the Major Stockholders being deemed to be acting in concert) will have been terminated.  The Company has revised the disclosure on page 14 of the Information Statement to this effect.

In addition, the Major Stockholders requested that we clarify that certain actions that the Company or other stockholders take, which could have the indirect effect of increasing the voting power held by the Major Stockholders, do not trigger the requirement for a Major Stockholder to make a mandatory offer.  These actions include any ordinary corporate activity that the Company decides to carry out, such as a repurchase of its outstanding shares, or the redelivery of shares to a Major Stockholder upon the termination of a stock borrowing arrangement made on arms’ length commercial terms.  The Company does not believe that the U.K. Takeover Code would have required a mandatory offer to be made in such circumstances, and accordingly the Company does not believe that these modifications are such as to render the mandatory offer provisions that it has incorporated in its Restated Certificate of Incorporation materially different to those adopted by other non-U.K. companies.

If you have any questions regarding the Company’s responses to the comments of the Staff, or if you require additional information, please contact me at (212) 735-2918.

Very truly yours,

/s/ Gregory A. Fernicola
Gregory A. Fernicola

cc:	Deborah Rasin, Esq.
General Counsel
Samsonite Corporation